UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Script of CEO conference call with Wind River Employees — June 4, 2009

Opening

I am pleased to announce what I believe is the most exciting news in our 28-year history!

At 5am this morning, we announced that Intel, the #1 semiconductor company in the world, will acquire Wind River.

Key terms of the transaction are as follows:

•	$11.50 per share, or approximately $884 million

•	The close is expected this summer

Why (Vision)

Let me tell you why this deal makes business sense for both companies.

Intel is targeting significant growth in two strategic market segments:

1.	Embedded — aerospace and defense, telecom, industrial, medical, energy, transportation and automotive

2.	Mobile — Smartphones, mobile Internet devices and other consumer electronics devices.

Intel has made significant investments in chips for these two markets, including Atom, Nehalem and others. It has become clear over the past 12 to 24 months that customers carefully consider both hardware and software when they evaluate Intel (or any other silicon company’s) parts. Simply put, hardware is viewed as necessary, but no longer sufficient for a total solution.

It is Intel’s belief that we can significantly help them reach their growth targets in these markets in two ways:

1.	We will help them accelerate hardware sales ensuring that deeply integrated and optimized Wind River software will be available for their silicon.

2.	We will help Intel create a significant software-based revenue stream. In the process, we expect to be able to transform SSG to a profit center.

Let me tell you why this makes business sense for Wind River.

We will have the ability to dramatically increase our reach and our revenues.

And, we will be able to sell Intel’s software products, including some highly differentiated tools offerings.

An industry challenge that we face is that customers make a hardware decision independently from, and months before, they make a software decision. We will offer the customer better value with our ability to closely align our software capabilities with the hardware they are seeking. This will help us better compete with the software alternatives that customers have.

Our commitment to our customers continues to be to provide multi-OS solutions on multiple hardware architectures, including PowerPC, ARM and MIPS. We can expect some push back from other semiconductor companies, but we have proven, and must continue to prove, that we can deliver world-class solutions on multiple hardware architectures without compromising the strict confidentiality and trust that we have built with our partners.

Why now

Our two companies have partnered together for a long time, and the closer we worked together, the more it became apparent that we have similarly innovative and passionate employees, and mutual growth goals and philosophies. Together, it makes it even easier to tightly integrate Intel’s great hardware with our market-leading software, combined with our global services and support, and take advantage of the Intel technology investment, employee base, global sales force and brand – creating even more compelling sales propositions

How We Will Organize

Wind River will be run as a stand-alone business and wholly owned subsidiary of Intel, reporting into Intel’s Software and Services Group, or SSG. SSG is a 3500-person software organization inside of Intel.

We will maintain our own brand, culture, and identity, but will be embedded in a strong, safe, and exciting home.

Throughout the entire negotiation of the agreement, Intel repeatedly reiterated the importance of the breadth of our product line and services capabilities, including VxWorks, Linux, Tools, Testing, Support, and Services. They are excited about our legacy, experience and progress in all of our target vertical markets.

The entire executive staff, including me as President of Wind River, will remain in place. I do not expect to make major changes to our product division structure, engineering, marketing, sales, support, or services. We will maintain our own finance group, HR team, and IT department. We will even keep our same email addresses and badges. We are – and will always be – Wind River.

As with any transaction of this size, some positions will unfortunately be eliminated. Severance will be provided to those departing Wind River. But to reiterate, I expect the impact to be minimal.

We will not, however, be a public company. Instead, we are part of Intel, a 37-billion-dollar organization with nearly 84 thousand employees and one of the fastest growing semiconductor companies in the Embedded and Mobile markets.

What this means to you

When you wake up on the day of the close, it will feel a lot like when you woke up this morning.

•	Your compensation package will not change

•	Your benefits will not change

•	Your Wind River options will be converted to Intel Options

•	Your shares of Wind River stock will be converted to cash.

•	Your unvested RSUs will be converted into Intel RSUs

We will be a subsidiary of Intel, and be held to strict performance metrics. I ask each of you to stay committed to your work and perform at the same high levels that are expected from an industry leader. I also ask that you continue to tightly manage expenses – we’ve made great progress and we will continue this focus.

What will happen between now and close

Keep doing what you’re doing. We must continue to operate as two independent companies.

Don’t be distracted; it’s business as usual. We have numbers to hit, products to deliver and customers to serve. It is our priority now, and in the future.

Some of you will be involved in the integration planning process between now and the close of the transaction. I look forward to your support of this integration program.

Summary

I want to thank all of you for building a great and valuable company, the journey will continue, now under the auspices of a great company like Intel.

I would be remiss in not thanking the team that has been literally working around the clock to make this deal happen, while maintaining strict confidentiality as we worked our way though the negotiation and due diligence process.

As a matter of background, this is the first public acquisition that Paul Otellini, CEO of Intel, has done while in his current role and the first public acquisition that Intel has done in 8 years. And last, but certainly not least, this is the largest transaction by the Intel Software and Services Group – ever!

Next, it gives me great pleasure to introduce Renee James to you. Renee runs SSG, and is a 22-year Intel veteran. She worked for Andy Grove, and is the GM of SSG reporting directly to Paul Otellini. She is also my new boss. We partnered in putting these two great companies together and I’m excited to spend the next few years fulfilling our common vision.

I’ll ask her to share a few thoughts about Intel, its history and culture, her group in particular and why she and her team made this transformational move to acquire Wind River.

# # #

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Wind River. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Wind River’s business will not be successfully integrated with Intel’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Intel and Wind River compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.